EXHIBIT 12.2
First BanCorp
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Six-Month Period Ended
June 30, 2010
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(186,955)
Plus:
Fixed Charges (excluding capitalized interest)	204,699

Total Earnings	$17,744

Fixed Charges:
Interest expensed and capitalized	$202,812
Amortized premiums, discounts, and capitalized expenses related to indebtedness	22
An estimate of the interest component within rental expense	1,865

Total Fixed Charges before preferred dividends	204,699

Preferred dividends	12,322
Ratio of pre tax income to net income	1.000

Preferred dividend factor	12,322

Total fixed charges and preferred stock dividends	$217,021

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

Excluding Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(186,955)
Plus:
Fixed Charges (excluding capitalized interest)	74,968

Total Losses	$(111,987)

Fixed Charges:
Interest expensed and capitalized	$73,081
Amortized premiums, discounts, and capitalized expenses related to indebtedness	22
An estimate of the interest component within rental expense	1,865

Total Fixed Charges before preferred dividends	74,968

Preferred dividends	12,322
Ratio of pre tax income to net income	1.000

Preferred dividend factor	12,322

Total fixed charges and preferred stock dividends	$87,290

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

(A)	For June 30, 2010, the ratio coverage was less than 1:1.

The Corporation would have to generate additional earnings of $199.3 million to achieve a ratio of 1:1 for the six-month period ended June 30, 2010.